                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K/A

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number 1-15194

                               dated September 27, 2002

                     COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
             (Exact Name of Registrant as Specified in its Charter)

                         AMERICAN BEVERAGE COMPANY-AMBEV
                 (Translation of Registrant's Name into English)

              Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
                         05804-900 Sao Paulo, SP, Brazil
                    (Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F  [X]             Form 40-F  [ ]

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  [ ]                   No  [X]

                                  SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2002

                           COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

                               By: /S/ Luis Felipe P. Dutra Leite

                            -------------------------------------
                              Name:  Luis Felipe P. Dutra Leite
                    Title: Chief Financial Officer and Investor Relations

--------------------------------------------------------------------------------

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Statements  contained in this press  release may contain  information,  which is forward-looking  and reflects  management’s  current view and  estimates of future economic  circumstances,  industry conditions,  company performance,  and
financial  results.  Any  statements,  expectations,   capabilities,  plans  and
assumptions  contained in this press  release  that do not  describe  historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations,  the  implementation of principal  operating and financing  strategies  and  capital  expenditure  plans,  the  factors or trends affecting  financial  condition,  liquidity  or results of  operations,  and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho  Administrativo de
Defesa Economica CADE) are forward-looking  statements within the meaning of the
U.S. Private  Securities  Litigation  Reform Act of 1995 and involve a number of risks and uncertainties.  There is no guarantee that these results will actually occur.  The  statements  are based on many  assumptions  and factors,  including general  economic and market  conditions,  industry  conditions,  and  operating factors.  Any changes in such  assumptions or factors could cause actual results to differ materially from current expectations.

--------------------------------------------------------------------------------

                    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV
                        CNPJ(Tax ID) # 02.808.708/0001-07
                              NIRE # 35.300.157.770

Summary of the Minutes of the Meeting of the Board of  Directors of Companhia de
Bebidas das Americas - AMBEV ("Company"), held on September 26, 2002.

1.   Date, time and venue of the meeting: September 26, 2002, at 9:00 am, in the
     Company's  headquarters,  on Av. Maria Coelho Aguiar, 215, F building,  6th floor, City and State of Sao Paulo.

2.   Attendance: Majority of the Board of Directors

3.   Deliberations:

     a)   To determine,  in compliance with first paragraph of Article 36 of the
          Company's By-laws, the extraordinary statement of the Balance Sheet as of August 31, 2002.

     b)   To approve,  in  compliance  with  Article  25, "u", of the  Company's
          By-laws, article 30,ss.1st, "b", Law # 6,404/76, and CVM Instruction #
          10/80 and its subsequent  amendments,  the use of proceeds to buy back shares  issued by the  Company  to be  cancelled,  during  the next 90
          (ninety) days,  limited to 327,019,979 common shares and 2,130,359,450 preferred  shares,  corresponding  to 8.90%  and 9.85% of each type of share in the market,  respectively.  Currently,  AmBev's free float is comprised of 3,674,199,787 common shares and 21,629,594,499  preferred shares.  The  resources  to be used  in the  buyback  program  will be provided from AmBev's  revenue  reserves  account of the  consolidated balance  sheet  as  of  August  31,  2002,  up  to  the  amount  of R$
          200,000,000.00  (two hundred million  Reais),  according to articles 7 and 12, of CVM Instruction # 10/80.  The operation will be carried out by one or more of the following brokers:  Deutsche Bank - Corretora de
          Valores S/A, based on Rua Alexandre Dumas, 2200, 2nd floor, Sao Paulo;
          Santander Brasil S/A CCVM, based on Rua Amador Bueno, 474, C building,
          3rd floor, Sao Paulo;  Bradesco S/A CTVM, based on Av. Ipiranga,  282,
          11th floor, Sao Paulo; Itau Corretora de Valores S/A, based on Rua Boa
          Vista, 185, 4th floor, Sao Paulo; Chase Fleming S/A CCVM, based on Av.
          Brigadeiro Faria Lima,  3729, 11th though 15th floors,  Sao Paulo; and
          Merrill  Lynch SA CTVM,  based on Av.  Paulista,  37, 3rd  floor,  Sao
          Paulo.

     c)   To authorize  the issuance of put options  linked to shares  issued by the Company to be canceled,  in  compliance  with CVM  Instructions  #
          290/98 and  291/98,  should be carried out within the next 90 (ninety)
          days,  and be limited to 183,709,989  common shares and  1,081,479,725 preferred shares, corresponding, respectively, to 5.0% of each type of floating  shares.  The volume of floating shares issued by the Company should be as shown  above in item "b".  The  issuance  of put  options approved  at this  time must meet the  following  conditions:  (i) the volume of put options  issued  multiplied by their  respective  strike price and the aggregated amount paid for the acquisition of the shares according  to item "b" above will not, as a whole,  surpass the amount approved for this program stated in "b" item above; (ii) the volume of put options issued  multiplied by their respective  strike price shall not  exceed  30% of  revenues  and  capital  reserves,  as of the last
          balance  sheet   available,   being  observed  the  other  limits  and
          exceptions  stated in article 2 of CVM Instruction # 290/98.  For that purpose, if necessary, the amount of R$ 200 million,  mentioned in the previous item "b",  will be reduced;  (iii) the amount of shares to be kept in treasury  will not surpass the  equivalent to 10% of the float of each share class,  in compliance  with article 3 of CVM Instruction
          10/80, modified by CVM Instruction 268/97. The financial  institutions that will intermediate the operation  referred to in this deliberation are the brokers mentioned in item "b" above.

     d)   To approve the payment of dividends equal to R$ 0.39700 per common ADR and R$ 0.43670  per  preferred  ADR to be  included  in the payment of compulsory  dividends for the fiscal year of 2002, without withholding taxes in compliance with the existing legislation.

     e)   To initiate the referred  payments on November 25, 2002,  based on the shareholder structure as of October 25, 2002.

4.Closing: Having no further issues to address,  the minutes  referring to this meeting have been drawn up, and later read and approved  unanimously by the
     BoardMembers  and  signed  by  all.  Signatures:  MARCEL  HERRMANN  TELLES,
     VICTORIO CARLOS DE MARCHI,  JORGE  PAULO  LEMANN,  CARLOS  ALBERTO DA VEIGA
     SICUPIRA, JOSE HEITOR ATTILIO GRACIOSO, ROBERTO HERBSTER GUSMAO and JOSE DE
     MAIO PEREIRA DA SILVA.

                      Free Translation of Original Minutes

                         Sao Paulo, September 26, 2002.

                            Victorio Carlos de Marchi
                      Co-Chairman of the Board of Directors